Exhibit 21.1

Subsidiaries of

CHG Healthcare Services, Inc.

Subsidiary		Jurisdiction of organization
CHG Companies, Inc., dba CompHealth		Delaware

—	CompHealth Associates, Inc.	Connecticut

	— Weatherby Locums, Inc.	Florida

—	CHG Medical Staffing, Inc., dba
	CompHealth Medical Staffing, dba Destination Healthcare Staffing, dba RN Network, dba Foundation Medical Staffing	Delaware

—	CHG Management, Inc., dba CompHealth Credentialing	Delaware